Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 26 DATED MARCH 3, 2014
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 21 dated January 10, 2014, supplement no. 22 dated January 10, 2014, supplement no. 23 dated February 4, 2014, supplement no. 24 dated February 19, 2014 and supplement no. 25 dated February 20, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 426,657 rentable square feet in Salt Lake City, Utah.
Acquisition of 222 Main
On February 27, 2014, we, through an indirect wholly owned subsidiary (the “222 Main Owner”), acquired from 222 S. Main Investments LLC an office property containing 426,657 rentable square feet located on approximately 1.6 acres of land in Salt Lake City, Utah (“222 Main”). The seller is not affiliated with us or our advisor.
The purchase price of 222 Main was $170.5 million plus closing costs. We funded the acquisition of 222 Main with proceeds from a mortgage loan from an unaffiliated lender, proceeds from this offering and proceeds from the sale of real estate.
222 Main was built in 2009 and is approximately 85% leased to 16 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 222 Main is approximately $10.4 million. The current weighted-average remaining lease term for the tenants is approximately 9.0 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $33.61 per square foot.
Currently, 222 Main has two tenants that individually occupy more than 10% of the total rentable square feet of the building. The first tenant is in the investment banking industry. This tenant occupies 176,373 rentable square feet, or approximately 41% of the total rentable square feet. Its lease expires on May 31, 2025, with three five-year extension options. The tenant also has a one-time option to terminate its entire lease or a portion of its lease, in whole-floor segments, effective May 31, 2021, upon submitting a written notice of termination no later than 12 months prior to the lease expiration date and no earlier than 24 months prior to such date, subject to a termination fee. The current annualized base rent (net of rental abatements) for this tenant is approximately $4.7 million, the remaining lease term is approximately 11.3 years and the average annual rental rate (net of rental abatements) over the remaining lease term is $35.61 per square foot.
The second tenant is in the legal services industry. This tenant occupies 76,257 rentable square feet, or approximately 18% of the total rentable square feet. Its lease expires on May 31, 2025, with three five-year extension options. The current annualized base rent (net of rental abatements) for this tenant is approximately $2.8 million, the remaining lease term is approximately 11.3 years and the average annual rental rate (net of rental abatements) over the remaining lease term is $43.27 per square foot.
Related Financing of 222 Main
On February 27, 2014, in connection with our acquisition of 222 Main, we, through the 222 Main Owner, entered into a seven-year mortgage loan with an unaffiliated lender for borrowings of $102.7 million secured by 222 Main (the “222 Main Mortgage Loan”). The 222 Main Mortgage Loan matures on March 1, 2021 and bears interest at a fixed rate of 3.97%. Monthly payments are initially interest-only. Beginning April 1, 2016, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance, all accrued and unpaid interest and any other amounts due at maturity. We have the right to repay the loan in whole, but not in part, on or after September 1, 2017 subject to certain conditions and possible fees as described in the loan documents.

KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty of the 222 Main Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the 222 Main Owner in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 222 Main Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the 222 Main Owner, certain direct or indirect transfers or financings of 222 Main in violation of the loan documents and the violation of certain other terms of the loan documents by the 222 Main Owner.